Filed by Voya Investors Trust (SEC File Nos.: 033-23512; 811-5629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

March 25, 2015

Voya Investment Management

Client Talking Points

VY® Franklin Mutual Shares Portfolio

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Portfolio.

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	August 14, 2015	VY® Franklin Mutual Shares Portfolio	Voya Large Cap Value Portfolio

The Board of Trustees (the “Board”) of VY® Franklin Mutual Shares Portfolio (the “Franklin Mutual Shares Portfolio”) and Voya Large Cap Value Portfolio (“LCV Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY Franklin Mutual Shares Portfolio is required before the Merger may take place.

▪	What is happening?
o	On March 12, 2015, each Portfolio’s Board approved a proposal to merge VY® Franklin Mutual Shares Portfolio into Voya Large Cap Value Portfolio.
o	Shareholders of Franklin Mutual Shares Portfolio will be sent a combined proxy statement and prospectus on or about June 19, 2015.
o	A shareholder meeting will be held on or about July 28, 2015.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 14, 2015.
o	Franklin Mutual Advisers, LLC serves as sub-adviser to Franklin Mutual Shares Portfolio and Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to LCV Portfolio. If the Merger is approved, shareholders in the Franklin Mutual Shares Portfolio will become shareholders in LCV Portfolio as of the close of business on or about August 14, 2015.
o	A prospectus supplement was filed on or about March 25, 2015 to notify shareholders of the changes.

March 25, 2015

Client Talking Points

▪	Why is the Merger proposed?
o	As part of the Board’s annual review of contractual arrangements in August and September 2014, the Board directed Directed Services LLC. (“DSL”) to explore options regarding the Portfolio’s future in light of its performance history, its expense ratio relative to peer group funds, and its overall role on the Voya funds platform.
o	Similarities in investment objectives of each portfolio.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	How do the Investment Objectives compare?

As described in the chart that follows, the Portfolios have similar investment objectives.

	Franklin Mutual Shares Portfolio	Large Cap Value Portfolio
Investment Objective	The Portfolio seeks capital appreciation. Its secondary goal is income	The Portfolio seeks long-term growth of capital and current income.

▪	What is the experience of the Voya Investment Management Team?

LCV Portfolio is managed by the Voya IM team of Christopher Corapi, Vincent Costa, and Robert Kloss

Christopher F. Corapi

Portfolio Manager

Mr. Corapi, Portfolio Manager and Chief Investment Officer of equities, joined Voya IM in February 2004. Prior to joining Voya IM, Mr. Corapi served as global head of equity research at Federated Investors since 2002. He served as head of U.S. equities and portfolio manager at Credit Suisse Asset Management beginning in 2000 and head of emerging markets research at JPMorgan Investment Management beginning in 1998.

Vincent Costa, CFA, Portfolio Manager and Head of the Portfolio Engineering Group

Mr. Costa, CFA, Portfolio Manager, also serves as the Head of the Portfolio Engineering Group responsible for managing quantitative research and both engineered and fundamental strategies.  Mr. Costa joined Voya IM in April 2006 as head of portfolio management for quantitative equity. Prior to joining Voya IM, Mr. Costa managed quantitative equity investments at both Merrill Lynch Investment Management and at Bankers Trust Company.

Robert M. Kloss, Portfolio Manager

Mr. Kloss, Portfolio Manager, joined Voya IM in 1992. Mr. Kloss is an analyst on the value team at Voya IM covering the financial services sector and a portfolio manager for the large cap value strategy. Since joining the firm, Mr. Kloss has served as an equity analyst and a portfolio manager for a variety of value-oriented funds. Previously, he was a principal of Phoenix Strategies, an investment management and consulting firm. He began his career with Wells Fargo Credit Corporation. Mr. Kloss received both a BA and MS in economics from Arizona State University.

March 25, 2015

Client Talking Points

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® Franklin Mutual Shares Portfolio with and into Voya Large Cap Value Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Portfolio carefully before investing. For a free copy of the Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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